March 31, 2009

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Ridgewood Energy Y Fund LLC
Registration Statement on Form 10-12G
Filed February 17, 2009
File No. 0-53584

Dear Mr. Schwall:

Ridgewood Energy Corporation (“Ridgewood”) or (the “Manager”), the manager of Ridgewood Energy Y Fund, LLC (the “Y Fund”), submits this response to the March 17, 2009, comment letter from the Securities and Exchange Commission (“SEC” or “Commission”) regarding the above referenced amended filings (the “Comment Letter”).  As the Funds’ shares are not traded and investment in the Funds is not based on the Funds’ SEC filings, the Funds propose to correct future filings for any omissions or inadequate disclosures noted below.

Registration Statement on Forms 10-12  filed February 17, 2009

General

1)              SEC Comment:     Please note that your Form 10 registration statement will become automatically effective 60 days from the date of the first filing with Edgar.  Refer to Section 12(g)(1) of the Securities Exchange Act of 1934.  Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934.

Ridgewood Response: Ridgewood is aware of the 60 day period under Section 12(g)(1) and acknowledges the Fund’s reporting obligations upon it becoming effective under the Securities Exchange Act of 1934.

Cover Page

2)              SEC Comment:      We note that you are registering “Share of Membership Interests.”  However, it appears that in fact there are two classes of Membership Interests – Limited Liability Shares and Investor GP Shares.  Revise the cover page to indicate which class or classes you are registering.  Please advise or revise.

Ridgewood Response:

The Form 10 provides for the registration of both Limited Liability Shares of the Fund (the “Limited Liability Shares”) and Investor GP Shares of the Fund (the “Investor GP Shares,” and together with the Limited Liability Shares, the “Shares”) as “Shares of Membership Interests” because the Limited Liability Shares and the Investor GP Shares constitute a single “class” of securities as defined in Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The foregoing conclusion is based upon the relevant securities laws, guidance issued by the Staff in the form of no-action letters, and our analysis thereof, as set forth below.

Background

Under Section 12(g)(1) and Rule 12g-1 of the Exchange Act, an issuer that is engaged in interstate commerce and has, at the end of its fiscal year, total assets exceeding $10,000,000 and a “class” of equity securities held of record by 500 or more persons is required to register such securities with the Commission.  For purposes of Section 12(g), a “class” of equity securities is defined in Section 12(g)(5) of the Exchange Act to include “all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.” (emphasis added)

The Fund filed the Form 10 with the Commission because it is engaged in interstate commerce and, as of its fiscal year ended December 31, 2008, had total assets exceeding $10,000,000 and more than 500 record holders of the Shares.

The terms of the Limited Liability Shares and the Investor GP Shares are governed by the Fund’s limited liability company agreement (the “LLC Agreement”).  Under the LLC Agreement, the rights of the holders of Limited Liability Shares and Investor GP Shares are identical in each of the following respects:

•               Each Share entitles its holder to one vote with respect to all matters which are the subject of shareholder action;

•               Holders of Shares receive an equal amount of cash per Share in distributions, and  distributions may not be made selectively to one holder or group of holders;

•               Limited Liability Shares and Investor GP Shares have identical rights to allocations and distributions upon the liquidation, dissolution or winding up of the Fund; and

•               Limited Liability Shares and Investor GP Shares are subject to the same material restrictions on transfer and resale.

Under the LLC Agreement, the rights of the holders of Limited Liability Shares and Investor GP Shares differ in the following respects:

•               Upon liquidation, if the capital account of any holder of Investor GP Shares has a deficit balance, such holder will be required to make additional capital contributions to restore the deficit balance to zero.  In contrast, the Fund cannot require any holder of Limited Liability Shares to contribute additional capital after the completion of such holder’s subscription and payment of its initial capital contribution;

•               Holders of Investor GP Shares may be personally liable for any debts, obligations, and liabilities of the Fund that accrue prior to their conversion into Limited Liability Shares to the extent that such debts, obligations, and liabilities are not satisfied by Fund assets and remain personally liable following the conversion.  Holders of Limited Liability Shares do not have any personal liability for the debts, obligations and liabilities of the Fund; and

•               The Investor GP Shares are convertible into Limited Liability Shares but the Limited Liability Shares are not convertible into Investor GP Shares.

Investor GP Shares will be automatically converted into Limited Liability Shares when drilling activities of the Fund that generate tax deductions based on drilling costs are completed or at such time and in such manner as determined by the Manager of the Fund.

Analysis

The Staff has addressed the question of whether two different types of securities constitute the same “class” of securities for purposes of Section 12(g) of the Exchange Act in a series of no-action letters.  In Amana Society (available September 23, 1974), the Staff compared the relative rights of Old Class A common stock (“Old Class A”) and New Class A common stock (“New Class A”) of Amana Society in determining whether they were of separate classes of securities under Section 12(g).  The holders of Old Class A and New Class A had identical rights with respect to dividends, voting and distribution of assets upon liquidation of the corporation.  The Commission refused to concur with Amana Society’s view that Old Class A and New Class A were separate classes of securities, despite differences in rights involving restrictions on issuance, redemption, medical benefits and conversion (the shares of one class were convertible into the shares of the other, though the reverse was not true).  The Staff’s response to Amana Society emphasized the relevance of the conversion feature in the Staff’s determination that the Old Class A and New Class A constituted a single class of securities, as the Staff specifically noted that its inability to concur with Amana Society’s view that the Old Class A and New Class A constitute separate classes of securities was based on the facts presented, and “considering the conversion feature.” (emphasis added)

Applying the same analysis to the present facts, the Limited Liability Shares and the Investor GP Shares have identical rights to allocations and distributions, including allocations and distributions upon the liquidation, dissolution or winding up of the Fund.  There is also no distinction between the voting rights of the two types of Shares.  There are three differences between the Investor GP Shares and the Limited Liability Shares:  (1) the holders of Investor GP Shares may be personally liable for the Fund’s debts and obligations under limited circumstances; (2) the holders of Investor GP Shares have liability for capital contributions in the event of a capital deficit in the capital account of the holder of the Investor GP Shares but only upon liquidation of the Fund; and (3) the Investor GP Shares are convertible into Limited Liability Shares.  These differences do not appear to be significant enough for the two types of Shares to fail the “substantially similar” test set forth in Section 12(g)(5) of the Exchange Act so as to constitute separate classes of equity securities.  The Manager of the Fund has agreed to indemnify the holders of Investor GP Shares from the above personal liabilities, except where the liability results from the negligence or misconduct of the holders of Investor GP Shares, an event unlikely to occur because of the limited powers of holders of Investor GP Shares in connection with the operation of the Fund.  Thus we believe this difference is not substantial or likely to occur.  The Manager of the Fund believes it is highly unlikely that the Fund would liquidate prior to the conversion of the Investor GP Shares into Limited Liability Shares, thus the liability to restore a negative capital account is not likely to occur as a practical matter, particularly given that the Investor GP shares may be converted into Limited Liability Shares at the discretion of the Manager.  The LLC Agreement contemplates the conversion of all Investor GP Shares into Limited Liability Shares, a feature which the Staff expressly considered in Amana Society in making its determination that the two types of shares (one convertible and one not convertible into the other) were of a single class under Section 12(g) of the Exchange Act.  As a result, there are no substantial differences between the Investor GP Shares and the Limited Liability Shares as a practical matter in spite of the above apparent differences.

In two no-action letters where the Staff concurred with the view that the securities at issue were of two separate classes, there were significant differences with respect to distributions, priority upon liquidation, voting rights, transferability and redemption (Bear, Stearns & Co., available August 2, 1982; R.H. Macy & Co., Inc., available September 19, 1988).  The differences between the Limited Liability Shares and the Investor GP Shares listed above do not fall within these categories.

Conclusion

The Limited Liability Shares and the Investor GP Shares are substantially similar and the holders of the Shares enjoy substantially similar rights and privileges such that the Shares constitute a single “class” of securities within the meaning of Section 12(g) of the Exchange Act.  Accordingly, the Form 10 provides for the registration of the Shares as one class of securities, namely the “Shares of Membership Interests,” referenced on the cover page of the Form 10.

Manager, page 3

3)             SEC Comment:     Provide a table that aggregates all of the fees that have been paid to the Manager and a table that shows all of the fees that will be paid to the Manager.  We note our comment number 4 issued in our comment letter dated July 10, 2008 regarding Ridgewood Energy V Fund, LLC and Ridgewood Energy W Fund, LLC in which you indicated that you would provide such an aggregation in future filings.

Ridgewood Response:   Consistent with our response to your comment letter dated July 10, 2008, the Fund has in fact aggregated all fees paid to the Manager in the final two paragraphs of Item 1. Business – Manager.  The paragraphs, outlined below, include discussions of the management fees, investments fees, and distributions, paid, and/or to be paid to Ridgewood Energy Corporation, as the Manager of the Fund.  We believe a table would be repetitive to the detail provided in paragraph form.

As compensation for their management services, the Manager is entitled to an annual management fee, payable monthly, equal to 2.5% of the total capital contributions made by the Fund’s shareholders, net of cumulative dry-hole and related well costs incurred by the Fund.  For the period March 25, 2008 (Inception) through December 31, 2008, management fees were $1.2 million.  Additionally, the Manager is entitled to receive a 15% interest in cash distributions made by the Fund.  No distributions have been paid by the Fund during the period March 25, 2008 (Inception) through December 31, 2008.

In 2008, the Fund incurred a one-time investment fee to the Manager of approximately 4.5% of initial capital contributions, or $4.4 million, for services of investigating and evaluating investment opportunities and effecting transactions.  Additionally, in 2008, the Fund incurred an offering fee, payable to the Manager, totaling $3.4 million, which approximated 3.5% of capital contributions directly related to the offer and sale of Shares of the Fund.  At December 31, 2008, such offering fee was included in syndication costs of $11.7 million.

4)             SEC Comment:   Include disclosure in your paragraph regarding the annual management fee that states that the Manager is entitled to receive the management fee regardless of the Fund’s profitability in any given year.

Ridgewood Response:  As outlined below, the Fund has included a disclosure indicating that the Manager is entitled to receive the management fee regardless of the Fund’s profitability in any given year within Item 2.  Financial Information-Management’s Discussion and Analysis of Financial Conditions and Results of Operations – Liquidity Needs.  In future filings, the Fund will also include this statement within Item 1.  Business – Manager.

Liquidity Needs
The Fund’s primary short-term liquidity needs are to fund its operations, inclusive of management fees and capital expenditures for its investment properties.  Operations are funded utilizing operating income, existing cash on-hand, short-term investments, and income earned therefrom.  The Manager is entitled to receive an annual management fee from the Fund regardless of the Fund’s profitability in that year.

Properties, page 5

5)             SEC Comment:   Please clarify that the estimated total budget for each project is the total provided by the operators and that the Fund is not responsible for the total amount.  Further, provide the total amount that the fund is currently expected to be responsible for.

Ridgewood Response:  The discussion of properties and their respective budgets within Item 1. Business – Properties are representative of the Fund’s obligations.  The introduction to the property table references “working interest” and the descriptions below the table reference “working interest”.  In future filings, the Fund will add additional language to clarify the Fund’s interest.

6)             SEC Comment:    In relation to your in-process exploratory wells, we note you disclose an amount titled “drilling risk”.   Please expand your disclosure to elaborate upon what this amount represents, how it has been derived, and how this amount relates to amounts reported in your financial statements.

Ridgewood Response:  As noted in the tickmark to the table, drilling risk represents the Fund’s committed exposure for estimated costs incurred prior to the determination of a well’s commercial productivity.  Such costs include drilling the well, testing for the presence of hydrocarbons, as well as the costs for leasing land, seismic purchase and reprocessing, which are derived from authorizations for expenditure and/or the costs of entering into such participation agreements.  The Fund accounts for such costs in accordance with Statement of Financial Accounting Standard No. 19 “Financial Accounting and Reporting by Oil and Gas Producing Companies” (“SFAS 19”), utilizing the successful efforts method of accounting.  Under the successful efforts method of accounting for oil and gas properties, the Fund capitalizes such costs pending determination of whether the well contains proved commercial reserves.  If commercial reserves are not found, such costs are expensed as dry-hole.   We believe that footnote 2 to the financial statements details the Fund’s policies related to drilling costs.

Future Projects / Currently Drilling, page 5

7)             SEC Comment:   We note you disclose the total estimated budget for each project.  Please modify your disclosure to clarify whether this amount represents your portion of the total estimated project cost or the amount for all working interest owners, combined.

Ridgewood Response:   The discussion of properties and their respective budgets within Item 1.  Business – Properties are representative of the Fund’s obligations.  The introduction to the property table references “working interest” and the descriptions below the table reference “working interest”.  In future filings, the Fund will add additional language to clarify the Fund’s interest.

Description of Registrant’s Securities to be Registered, page 18

8)             SEC Comment:   Please clarify the difference between a Limited Liability Share and an Investor GP Share.  Further, include disclosure regarding how many investors hold each type/class of share.

Ridgewood Response:  Please refer to Ridgewood’s response to Staff Comment Number 2.

Removal of Manager, Page 20

9)             SEC Comment:  We note Section 6.1.3 of your Limited Liability Company Agreement filed as Exhibit 3.2.  Please clarify in your disclosure that the Manager may only be removed if there is an affirmative vote of a majority of shareholders and the Manager has committed an illegal act or an act of gross negligence or willful misconduct that has had a material adverse effect on the Fund.

Ridgewood Response: Both requirements for removing the Manager are fully and clearly disclosed under the heading “Removal of Manager.” Although the two sentences indicating such are separated by several sentences, the Fund believes the concept is adequately disclosed. In future filings, the Fund will provide additional clarity on this point.

Future Projects / Currently Drilling, page 5

10)           SEC Comment:  We note you disclose the total estimated budget for each project.  Please modify your disclosure to clarify whether this amount represents your portion of the total estimated project cost or the amount for all working interest owners, combined.

Ridgewood Response:   The discussion of properties and their respective budgets within Item 1.  Business – Properties are representative of the Fund’s obligations.  The introduction to the property table references “working interest” and the descriptions below the table reference “working interest”.  In future filings, the Fund will add additional language to clarify the Fund’s interest.

Closing Comments

Attached as Exhibit A is a written statement from Ridgewood to the Commission acknowledging that (i) Ridgewood is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and (iii) Ridgewood may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that you have any question or comments, please feel free to contact me at (201) 447-9000.  Thank you.

Very truly yours,

/s/ Daniel V. Gulino
Daniel V. Gulino